UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SEC FILE NUMBER 000-30011
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FORM 12B-25

CUSIP NUMBER 87260F
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NOTIFICATION OF LATE FILING

(Check one):|_| Form 10-KSB |_| Form 10-F |X| Form 10-QSB |_| Form N-SAR

For Period Ended: March 31, 2004

|_| Transition Report on Form 10-K
|_| Transition Report on Form 20-F
|_| Transition Report on Form 11-K
|_| Transition Report on Form 10-Q
|_| Transition Report on Form N-SAR

For the Transition Period Ended:
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Read Instruction (on back page) Before Preparing Form. Please Print or Type.

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

Total Identity Corp.
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Full Name of Registrant

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Former Name if Applicable

2340 Brighton-Henrietta Town Line Road
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Address of Principal Executive Office (Street and Number)

Rochester, New York 14623
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City, State and Zip Code

PART II - RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

| (a) The reason described in reasonable detail in Part III of this form
| could not be eliminated without unreasonable effort or expense
|
|X|    (b) The subject annual report, semi-annual report, transition report on
| Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof,
| will be filed on or before the fifteenth calendar day following the
| prescribed due date; or the subject quarterly report or transition
| report on Form 10-Q, or portion thereof will be filed on or before
| the fifth calendar day following the prescribed due date; and
|
| (c) The accountant's statement or other exhibit required by Rule
| 12b-25(C) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

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REGISTRANT NEEDS MORE TIME TO COMPLETE ITS YEAR END FINANCIAL STATEMENTS AND
REVIEW BY AUDITORS. PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Matthew P. Dwyer     585         427-9050
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(Name)         (Area Code)     (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the
Securities Exchange Act of 1934 or Section 30 of the Investment Company
Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes |X| No |_|

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes |X| No |_|

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. See Rider A.

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Total Identity Corp.
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(Name of Registrant as Specified in Charter

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date May 17, 2004         By /s/ Matthew P. Dwyer
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                   Matthew P. Dwyer, Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall e typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative
(other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17CFT 240.12b-25) of the General
Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange
Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the
General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the
Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or
Rule 202 of Regulation S-T (ss.232.201 or ss.232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of
Regulation S-T (ss.232.13(b) of this chapter).

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Rider A

Preliminary (prior to auditor’s review) results of operations for the three months ended March 31, 2004 indicate operating revenues of approximately $2,500,000 and net income of approximately $100,000. Results of operations for the corresponding period in 2003 reflected a net loss of approximately $562,113, and did not include sales from operations. The preliminary results of operations for the three months ended March 31, 2004 are subject to change.
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